

RECEIVED

2006 NOV 15 P 12:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE



BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
NOV 2 0 2006
THOMSON FINANCIAL

06018504

November 6, 2006

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of the acquisition of a major shareholding in the company published in the Börsenzeitung on October 27, 2006

b) Notification of securities transactions by a member of the management board, dated October 26, 2006

c) Notification of securities transactions by a member of the supervisory board, dated October 26, 2006

d) Notification of securities transactions by a member of the management board, dated October 27, 2006

e) Notification of securities transactions by a member of the supervisory board, dated November 2, 2006

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

Dlw 11/16

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,



Ulrich Passow
General Counsel
Encl.

Festlegung des Zinssatzes für:
EUR 50.000.000,–
Inhaberschuldverschreibungen
mit variablem Zinssatz
3-Monats-Euribor flat
ISIN DE000EH0AY28 // WKN EH0 AY2

Zinssatz: 3,538% p.a.
Zinsperiode: 27. Oktober 2006 bis einschließlich 28. Januar 2007 (94 Tage)
Zahltag: 29. Januar 2007

Eschborn, 25. Oktober 2006

EURO HYPO

| bekanntmachung | *ZU DEN ENDGÜLTIGEN BEDINGUNGEN NR. 18 VOM 11. OKTOBER 2006 UND ZUM BASISPROSPEKT VOM 1. JUNI 2006 DER COMMERZBANK AKTIENGESELLSCHAFT*

Express[Best]-Zertifikate bezogen auf den Dow Jones EURO STOXX 50®-Index – ISIN DE000CZ33209 –

Das Angebotsvolumen wurde von der Commerzbank Aktiengesellschaft auf bis zu 250.000 Zertifikate, der anfängliche Indexkurs ($Index_0$) auf 4.015,75 Indexpunkte, die Kursschwelle auf 4.015,75 Indexpunkte und die untere Kursschwelle auf 2.811,03 Indexpunkte festgesetzt.

Frankfurt am Main, den 27. Oktober 2006



| bekanntmachung | *BEREITHALTUNG VON ENDGÜLTIGEN BEDINGUNGEN ZUM BASISPROSPEKT DER COMMERZBANK AKTIENGESELLSCHAFT VOM 12. APRIL 2006*

Endgültige Bedingungen Nr. 21:
Express[Bonus]-Zertifikate zum Erhalt eines Einlösungsbetrags bezogen auf den Dow Jones EURO STOXX 50®-Index oder eines Barbetrags

Die gemäß § 6 Abs. 3 Wertpapierprospektgesetz erstellten Endgültigen Bedingungen Nr. 21 zum Basisprospekt vom 12. April 2006 und dem Nachtrag A werden bei der Commerzbank Aktiengesellschaft, ZTB I 1.3.3 Neuemissionen, 60261 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten.

Frankfurt am Main, den 27. Oktober 2006





MTU Aero Engines Holding AG
Veröffentlichung nach § 25 Abs. 1 WpHG

Die Firma Threadneedle Asset Management Limited hat uns nach § 21 Abs. 1 WpHG im eigenen Namen und im Namen der Firma Threadneedle Asset Management Holdings Limited, beide mit Sitz in 60 St. Mary Axe, London EC3A 8JQ, United Kingdom, sowie im Namen der Firma Ameriprise Financial, Inc., 200 Ameriprise Financial Center, Minneapolis, MN 55474, USA, mitgeteilt, dass der Stimmrechtsanteil der vorgenannten Firmen an unserer Gesellschaft am 19. Oktober 2006 jeweils die Schwelle von 5 % überschritten hat und nun 5,2 % beträgt. Die Stimmrechte werden der Firma Threadneedle Asset Management Limited gemäß § 22 (1) 1 Nr. 6 WpHG und den Firmen Threadneedle Asset Management Holdings Limited und Ameriprise Financial, Inc. gemäß § 22 (1) 1 Nr. 6 WpHG i. V. m. § 22 (1) 2 und 3 WpHG zugerechnet.
MTU Aero Engines Holding AG, München

Endgültige Angebotsbedingungen gemäß § 6 (3) Wertpapierprospektgesetz zum Basisprospekt vom 16. Januar 2006 in der Fassung des Nachtrags Nr. 1 vom 04. August 2006

für

Optionsscheine der Goldman, Sachs & Co. Wertpapier GmbH

bezogen auf

Futures-Kontrakte

(Endgültige Angebotsbedingungen Nr. 144)

Die in den Basisprospekt eingefügten endgültigen Angebotsbedingungen Nr. 144 vom 27. Oktober 2006 werden bei der Goldman, Sachs & Co. oHG, MesseTurm, 60308 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten. Darüber hinaus sind die endgültigen Angebotsbedingungen auf der Internet-Seite der Goldman, Sachs & Co. oHG unter www.goldman-sachs.de abrufbar.

Frankfurt am Main, 27. Oktober 2006

Goldman, Sachs & Co. oHG

Bekanntmachung
gemäß § 14 Absatz 3 Satz 2 Wertpapierprospektgesetz
Endgültige Bedingungen der Angebote vom 27. Oktober 2006 zum Basisprospekt vom 07. Juli 2006

Bonus Zertifikate
der Goldman, Sachs & Co. Wertpapier GmbH
bezogen auf den
DAX® (Performance)
(WKN GS1DH4 – GS1DH9, GS1DHA – GS1DHH, GS1DHJ – GS1DHN, GS1DHP – GS1DHZ, GS1DJ0 – GS1DJ9, GS1DJA – GS1DJH, GS1DJJ – GS1DJN, GS1DJP – GS1DJZ, GS1DK0 – GS1DK9, GS1DKA – GS1DKH, GS1DKJ – GS1DKN, GS1DKP – GS1DKX)

Die in den Basisprospekt eingefügten endgültigen Bedingungen der Angebote vom 27. Oktober 2006 werden bei der Goldman Sachs International, Zweigniederlassung Frankfurt, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten. Darüber hinaus sind die endgültigen Bedingungen der Angebote auf der Internet-Seite der Goldman Sachs International, Zweigniederlassung Frankfurt, unter www.goldman-sachs.de abrufbar.

Frankfurt am Main, 27. Oktober 2006

Goldman Sachs International, Zweigniederlassung Frankfurt

MTU Aero Engines

www.mtu.de | 6. November 2006 | Drucken

Directors' Dealings

Durch das am 30.10.2004 in Kraft getretene Anlegerschutz-verbesserungsgesetz (AnsVG) wurde der §15a des Wertpapier-handelsgesetzes (WpHG) neu gefasst und deutlich erweitert. Entsprechend der Neuregelung ist jeder durch eine Person mit Führungsaufgaben bei der MTU Aero Engines Holding AG getätigte Kauf oder Verkauf von Aktien der MTU Aero Engines Holding AG durch die Gesellschaft zu veröffentlichen, wenn der Gesamtwert der Transaktion(en) 5.000 EUR bis zum Ende des Kalenderjahres erreicht. Die Meldung hierzu hat innerhalb von 5 Werktagen zu erfolgen. Zudem ist eine Meldung innerhalb dieser Frist an die Bundesanstalt für Finanzdienstleistungaufsicht (BaFin) zu senden. Die Meldepflicht bezieht sich über die Person mit Führungsaufgaben hinaus auch auf mit dieser Person in enger Beziehung stehenden Personen (Ehepartner oder eingetragene Lebenspartner, unterhaltspflichtige Kinder und andere Verwandte, wenn diese seit mindestens 12 Monaten in deren Haushalt leben, sowie juristische Personen, soweit diese von einer der oben genannten Personen kontrolliert werden).

Weitere Informationen finden Sie auf den Internetseiten der Bundesanstalt für Finanzdienstleistungsaufsicht BaFin:

www.bafin.de

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

	Datum	Name	Anzahl Aktien	WphG-Mitteilung
x	02.11.2006	Michael Keller	10.000	pdf.-Datei
x	27.10.2006	Udo Stark Vermögensverwaltungs KG	250.000	pdf.-Datei
x	26.10.2006	Günter Sroka	235	pdf.-Datei
x	26.10.2006	Bernd Kessler	80.000	pdf.-Datei
	10.08.2006	Blade Management Beteiligungs GmbH & Co. KG	64.771	pdf.-Datei
	28.07.2006	Dr. Klaus Steffens	23.000	pdf.-Datei
	04.08.2006	Bernd Kessler	50.000	pdf.-Datei
	04.08.2006	Reiner Winkler	30.000	pdf.-Datei
	03.08.2006	Reiner Winkler	31.991	pdf.-Datei

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Kessler, Bernd	
Anschrift[3]	
Ansprechpartner/Rufnummer[4]	

2. Grund der Mitteilungspflicht

***2a)* ☒ *Person mit Führungsaufgaben*[5]**

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b)* ☐ *natürliche Person in enger Beziehung *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

***2c)* ☐ *juristische Person, Gesellschaft oder Einrichtung in enger Beziehung*[7]**

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname		Geburtsdatum
Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname			Geburtsdatum
Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
MTU Aero Engines Holding AG
Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 65, 80995 München / Germany

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Kessler, Bernd	30.10.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI[15]
DE000A0D9PTO	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	**Preismultiplikator[19]**	**Fälligkeit[20]**

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	26.10.2006	außerbörslich
Preis[24]	**Währung[25]**	**Stückzahl[26]**
31,91	EUR	80.000
		Geschäftsvolumen[27]
		2.552.800,00

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	**Preismultiplikator**	**Fälligkeit**

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

Stand: 24.03.2005

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Sroka, Günter	

Anschrift[3]

Ansprechpartner/Rufnummer[4]

2. Grund der Mitteilungspflicht

2a) ☒ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson	(Kurzbeschreibung des Aufgabenbereiches) ☐	

2b) ☐ natürliche Person in enger Beziehung (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson	(Kurzbeschreibung des Aufgabenbereiches) ☐	

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding Aktiengesellschaft

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Sroka, Günter	01.11.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PTO	MTU Aero Engines Holdings AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	26.10.2006	München

Preis[24]	Währung[25]	Stückzahl[26]
31,52	Euro	235

Geschäftsvolumen[27]
7.407,20

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)

Preis	Währung	Stückzahl

Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Udo Stark Vermögensverwaltungs KG	
Anschrift[3]	
Ansprechpartner/Rufnummer[4]	

2. Grund der Mitteilungspflicht

2a) ☐ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ natürliche Person in enger Beziehung (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☒ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	
Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen)	☒
Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen)	☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]

(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner. ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]

(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum
Stark, Udo	

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
MTU Aero Engines Holding AG
Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Udo Stark Vermögensverwaltungs KG	30.10.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI[15]
DE000A0D9PTO	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	27.10.2006	außerbörslich
Preis[24]	**Währung[25]**	**Stückzahl[26]**
31,45	EUR	250.000
		Geschäftsvolumen[27]
		7.862.500

Zu veröffentlichende Erläuterung:[28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

Stand: 24.03.2005

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. *Angaben zum Mitteilungspflichtigen*

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Keller, Michael	

Anschrift[3]

Ansprechpartner/Rufnummer[4]

2. *Grund der Mitteilungspflicht*

2a) ☐ *Person mit Führungsaufgaben*[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ *natürliche Person in enger Beziehung* (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ *juristische Person, Gesellschaft oder Einrichtung in enger Beziehung*[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]

(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]

(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. *Veröffentlichungspflichtiger Emittent:*

Name [10]
MTU Aero Engines Holding AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Keller, Michael	03.11.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI[15]
DE000A0D9PTO	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	02.11.2006	Xetra
Preis[24]	**Währung[25]**	**Stückzahl[26]**
32,00	EUR	10.000
		Geschäftsvolumen[27]
		320.000

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

Stand: 24.03.2005